UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Waste Industries USA, Inc.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

941057 10 1

(CUSIP Number)

Lonnie C. Poole, Jr.

3301 Benson Drive

Suite 600

Raleigh, NC 27609

(919) 325-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William G. McNairy, Esq.

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

230 N. Elm Street, Suite 2000

Greensboro, North Carolina 27401

December 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 941057 10 1	13D	Page 2 of 21

1	NAME OF REPORTING PERSON: Lonnie C. Poole, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,541,929
8 SHARED VOTING POWER: 1,803,049 (1)
9 SOLE DISPOSITIVE POWER: 1,541,929
10 SHARED DISPOSITIVE POWER: 1,803,049 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,455,408 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.4% (3)
14	TYPE OF REPORTING PERSON: IN

(1)	Includes 1,741,729 shares of Common Stock held by the Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995 for the benefit of Mr. Poole’s children, deemed to be beneficially owned by Mr. Poole pursuant to Rule 13d-3(d)(1)(i).
(2)	Amount in Row 11 does not include: (i) 30,168 shares owned by Mr. Poole’s wife, Carol Poole; (ii) 35,263 shares owned by Mr. Poole’s mother, Maxine Poole; (iii) 45,000 shares owned by Waste Industries Foundation, the president of which is Mr. Poole’s wife; and (iv) 700,000 shares owned by Damas II Charitable Remainder Unitrust u/a/d 12/13/07. Mr. Poole disclaims any and all beneficial or pecuniary interest in these shares of Common Stock.
(3)	Based on 14,168,559 shares of Common Stock outstanding at December 18, 2007, as disclosed by the Issuer to the Reporting Persons (the “Reported Shares Outstanding”) and options to acquire a further 2,461 shares of Common Stock, exercisable by Mr. Poole within 60 days of December 18, 2007.

CUSIP No. 941057 10 1	13D	Page 3 of 21

1	NAME OF REPORTING PERSON: Lonnie C. Poole, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 769,286
8 SHARED VOTING POWER: 1,741,729
9 SOLE DISPOSITIVE POWER: 769,286
10 SHARED DISPOSITIVE POWER: 1,741,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,511,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.7% (2)
14	TYPE OF REPORTING PERSON: IN

(1)	Amount in Row 11 does not include 7,830 shares held by Mr. Poole’s mother, Carol Poole, in a custodial account for the benefit of Mr. Poole’s children, of which Mr. Poole disclaims any and all beneficial or pecuniary interest.
(2)	Based on the Reported Shares Outstanding and options to acquire a further 2,060 shares of Common Stock, exercisable by Mr. Poole within 60 days of December 18, 2007.

CUSIP No. 941057 10 1	13D	Page 4 of 21

1	NAME OF REPORTING PERSON: Scott J. Poole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,109,126
8 SHARED VOTING POWER: 1,741,729
9 SOLE DISPOSITIVE POWER: 1,109,126
10 SHARED DISPOSITIVE POWER: 1,741,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,850,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.1% (2)
14	TYPE OF REPORTING PERSON: IN

(1)	Amount in Row 11 does not include 7,314 shares held by Mr. Poole’s mother, Carol Poole, in a custodial account for the benefit of Mr. Poole’s children, of which Mr. Poole disclaims any and all beneficial or pecuniary interest.
(2)	Based on the Reported Shares Outstanding.

CUSIP No. 941057 10 1	13D	Page 5 of 21

1	NAME OF REPORTING PERSON: Jim W. Perry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,321,146
8 SHARED VOTING POWER: 50,000
9 SOLE DISPOSITIVE POWER: 1,321,146
10 SHARED DISPOSITIVE POWER: 50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,371,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7% (2)
14	TYPE OF REPORTING PERSON: IN

(1)	Amount in Row 11 does not include 15,000 shares owned by Mr. Perry’s wife, of which Mr. Perry disclaims any and all beneficial or pecuniary interest.
(2)	Based on the Reported Shares Outstanding and options to acquire a further 3,082 shares of Common Stock, exercisable by Mr. Perry within 60 days of December 18, 2007.

CUSIP No. 941057 10 1	13D	Page 6 of 21

1	NAME OF REPORTING PERSON: Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust) (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 25,736
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 25,736
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 25,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Scott J. Poole is the sole trustee of this Trust.
(2)	Based on the Reported Shares Outstanding.

CUSIP No. 941057 10 1	13D	Page 7 of 21

1	NAME OF REPORTING PERSON: Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust) (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 407,100
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 407,100
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 407,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.9% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Scott J. Poole is the sole trustee of this Trust.
(2)	Based on the Reported Shares Outstanding.

CUSIP No. 941057 10 1	13D	Page 8 of 21

1	NAME OF REPORTING PERSON: Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,741,724
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 1,741,724
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,741,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.3% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Scott J. Poole and Lonnie C. Poole, III are the joint trustees of this Trust. Lonnie C. Poole, Jr. is the grantor of this Trust.
(2)	Based on the Reported Shares Outstanding.

CUSIP No. 941057 10 1	13D	Page 9 of 21

1	NAME OF REPORTING PERSON: Perry 2007 Irrevocable Trust U/A/D December 13, 2007 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 50,000
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 50,000
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%
14	TYPE OF REPORTING PERSON OO

(1)	Rebecca Elliott Perry is the sole trustee of this Trust. Jim W. Perry is the grantor of this Trust.

CUSIP No. 941057 10 1	13D	Page 10 of 21

1	NAME OF REPORTING PERSON: Damas II Charitable Remainder Unitrust u/a/d 12/13/07 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 700,000
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 700,000
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.9%
14	TYPE OF REPORTING PERSON: OO

(1)	Robert Hall is the sole trustee of this Trust. Lonnie C. Poole, Jr. is the grantor of this Trust.

SCHEDULE 13D/A

EXPLANATORY NOTES: This Amendment No. 2 (this “Amendment”) amends and restates the Amendment No. 1 originally filed on December 19, 2007 by the Reporting Persons (defined below), which Amendment No. 1 amends and supplements the Schedule 13D (“Initial Statement”) originally filed on November 2, 2007 by (1) Lonnie C. Poole, Jr., (2) Lonnie C. Poole, III, (3) Scott J. Poole, (4) Jim W. Perry, (5) Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust) (“Tailwalker Trust”), (6) Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust) (“Non-GST Trust”) and (7) Lonnie C. Poole, Jr. Grantor Trust Dated May 1, 1995 (“Grantor Trust”) (collectively, the “Original Reporting Persons” or the “Rollover Shareholders”). This Amendment is made by the Original Reporting Persons and (8) Perry 2007 Irrevocable Trust U/A/D December 13, 2007 (“Perry Trust”) and (9) Damas II Charitable Remainder Unitrust u/a/d 12/13/07 (“Damas Trust”) (together, the “New Reporting Persons” and collectively with the Original Reporting Persons, the “Reporting Persons”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement.

ITEM 1.	SECURITY AND ISSUER

This Amendment relates to the common stock, no par value, of Waste Industries USA, Inc. (“Common Stock”)

Waste Industries USA, Inc. (formerly known as Waste Holdings, Inc.) (the “Issuer”) is a North Carolina corporation with its principal executive offices located at 3301 Benson Drive, Suite 601, Raleigh, NC 27609.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Initial Statement is amended and restated in its entirety as follows:

(a) and (b) This Amendment is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is filed as Exhibit 7.17 to this Amendment.

The business address of each of Lonnie C. Poole, Jr., Lonnie C. Poole, III, and Jim W. Perry is 3301 Benson Drive, Suite 601, Raleigh, North Carolina 27609.

The business address of Scott J. Poole is 7901 Strickland Road, Suite 115, Raleigh, North Carolina 27615.

Lonnie C. Poole, Jr. and his wife, Carol Poole, share the power to vote and dispose of 61,320 shares of Common Stock held by Blue Marlin Investments, L.P. Carol Poole resides at 401 Ramblewood Drive, Raleigh, North Carolina 27609.

The business address of Rebecca Elliott Perry is 7215 Manor Oaks Drive, Raleigh, North Carolina 27615-5580.

The business address of Robert Hall is 2600 Hilltop Farm Avenue, Apex, North Carolina 27502-6715.

Each of the Tailwalker Trust, the Non-GST Trust, the Grantor Trust, the Perry Trust and the Damas Trust (together, the “Trusts”) are trusts created pursuant to North Carolina law. Scott J. Poole is a trustee of each of the Tailwalker Trust, the Non-GST Trust and the Grantor Trust, and his business address, referred to above, is also the business address for each of these trusts. Lonnie C. Poole, III is also a trustee of the Grantor Trust, and his business address, referred to above, is also the business address for the Grantor Trust. Rebecca Elliott Perry is sole trustee of the Perry Trust, and her business address, referred to above, is also the business address for the Perry Trust. Robert Hall is sole trustee of the Damas Trust, and his business address, referred to above, is also the business address for the Damas Trust.

(c) The present principal occupation of Lonnie C. Poole, Jr. is Chairman of the Board of Directors of the Issuer.

The present principal occupation of Lonnie C. Poole, III is Vice President, Corporate Development of the Issuer.

The present principal occupation of Jim W. Perry is President, Chief Executive Officer and Director of the Issuer.

The present principal occupation of Scott J. Poole is member/manager of Brynsco, LLC, a real estate development company, having its principal office at 7901 Strickland Road, Suite 115, Raleigh, North Carolina 27615.

Carol Poole is retired.

(d) and (e) During the last five years, none of the Reporting Persons nor Carol Poole have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons (other than the Trusts) and Carol Poole are all United States citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Initial Statement is amended and restated in its entirety as follows:

The shares of Common Stock that each of the Reporting Persons (other than the Trusts) beneficially own were acquired through open market purchases using personal or other funds, through each of such person’s service as an officer or director of the Issuer, through distribution of shares resulting from the termination of GRAT instruments, through gifts from family members or through other purchases in private transactions.

The shares of Common Stock that each of the Tailwalker Trust, the Non-GST Trust, the Grantor Trust, beneficially own were transferred to these trusts by Lonnie C. Poole, Jr. and Lonnie C. Poole, III.

The shares of Common Stock that the Perry Trust beneficially owns were transferred to it by Jim W. Perry.

The shares of Common Stock that the Damas Trust beneficially owns were transferred to it by Lonnie C. Poole, Jr.

On December 17, 2007, Marlin HoldCo LP, a Delaware Limited Partnership (“Parent”) and Marlin MergeCo Inc., a North Carolina corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) which is described in Item 4 below. Parent and Merger Sub were formed by the Sponsors (as defined below) and the Rollover Shareholders for the purpose of entering into the Merger Agreement. The aggregate amount required by Parent to pay the merger consideration, refinance the Issuer’s existing indebtedness, and pay related expenses in connection with the transactions contemplated by the Merger Agreement (the “Transactions”) is approximately $752.6 million. The proceeds to pay such amount will be obtained by Parent and Merger Sub from equity contributions by the Sponsors (as defined below), senior subordinated mezzanine loan notes (the “Notes”) issued by a wholly-owned subsidiary of Parent and the direct parent of Merger Sub (“Midco”) to the Sponsors and Lonnie C. Poole, Jr., and senior secured debt facilities from the lender parties thereto. In addition, it is contemplated that the Rollover Shareholders will contribute shares of Common Stock to Parent in exchange for equity interests of Parent.

In separate commitment letters (the “Sponsor Commitment Letters”), dated December 17, 2007, GS Direct, LLC (“GS Direct”) and MIP Waste Holdings, L.P. (“MIP Waste Holdings” and collectively with GS Direct, the “Sponsors”) agreed, subject to the satisfaction or waiver of certain conditions as set forth therein, to (a) contribute an aggregate of approximately $144 million in cash to Parent in exchange for equity interests of Parent, and (b) purchase Notes for an aggregate purchase price of approximately $107 million in cash. This summary of the Sponsor Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Commitment Letters, which are referenced herein as Exhibits 7.01 and 7.02 and incorporated by reference in their entirety into this Item 3.

In addition, the Rollover Shareholders entered into separate commitment letters, dated as of December 17, 2007 (the “Rollover Commitment Letters”), pursuant to which the Rollover Shareholders agreed, subject to the satisfaction or waiver of certain conditions as set forth therein, to contribute in the aggregate approximately 4.4 million shares of Common Stock, at a price of $38.00 per share, to Parent (together with any rollover shares committed after the date hereof by management or directors of the Issuer, the “Rollover Shares”) in exchange for equity interests of Parent. Lonnie C. Poole, Jr. also agreed to purchase Notes for an aggregate purchase price of approximately $24 million in cash. This summary of the Rollover Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Rollover Sponsor Commitment Letters, which are referenced herein as Exhibits 7.03 through 7.09 and incorporated by reference in their entirety into this Item 3.

In addition, on December 17, 2007, Macquarie Infrastructure Partners International, L.P., Macquarie Infrastructure Partners Canada, L.P., Macquarie Infrastructure Partners A, L.P. (collectively the “Macquarie Entities”), and GS Direct entered into an amendment to the Debt Commitment Letter (the “Amendment to the Debt Commitment Letter”), pursuant to which the Wachovia Bank, N.A., HSBC Securities (USA) Inc., and HSBC Bank, N.A. agreed to extend their commitment to provide, subject to certain conditions set forth therein, up to $455 million in debt financing, through a combination of term loan facilities in an aggregate principal amount of up to $310 million, capital expansion facilities in an aggregate principal amount of up to $75 million, and revolving credit facilities in an aggregate principal amount of up to $70 million, which financing will also be used to fund the merger consideration under the Merger Agreement and pay certain expenses as well as to refinance certain of the Issuer’s indebtedness and to fund general corporate expenditures for the operation of the Issuer following the closing of the Transactions. This summary of the Amendment to the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Amendment to the Debt Commitment Letter which is referenced herein as Exhibit 7.10 and the Debt Commitment Letter which was filed as Exhibit 7.04 to the Initial Statement; and each is incorporated by reference in its entirety into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Initial Statement is hereby amended by adding the following paragraphs at the end thereof:

On December 17, Lonnie C. Poole, Jr. transferred 700,000 shares of Common Stock to the Damas Trust. On December 18, 2007 Jim W. Perry transferred 50,000 shares of Common Stock to the Perry Trust. In connection therewith, the Damas Trust and the Perry Trust signed a joinder agreement to the Support Agreement (the “Joinder”) agreeing to become parties to and be bound by the Support Agreement. This summary of the Joinder does not purport to be complete and is qualified in its entirety by reference to the Joinder which is referenced herein as Exhibit 7.11 and incorporated by reference in its entirety into this Item 4.

On December 17, 2007, Parent, Merger Sub and the Issuer entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of the conditions as set forth therein, at the Effective Time (as defined in the Merger Agreement) Merger Sub will be merged with and into the Issuer with the Issuer surviving the merger, and pursuant to which all of the outstanding shares of Common Stock (other than Rollover Shares) will be converted into the right to receive $38.00 per share in cash. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is referenced herein as Exhibit 7.12, and incorporated by reference in its entirety into this Item 4.

On December 17, 2007, the Sponsors and the Reporting Persons entered into an Interim Investors Agreement (the “IIA”), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the earlier of the closing of the merger contemplated thereby or the termination of the Merger Agreement, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by Parent or Merger Sub. This summary of the IIA does not purport to be complete and is qualified in its entirety by reference to the IIA, which is referenced herein as Exhibit 7.13 and incorporated by reference in its entirety into this Item 4.

In connection with the transactions contemplated by the Merger Agreement, the Sponsors and the Reporting Persons formed Parent, Merger Sub and Marlin Holdco GP, LLC (“Holdco GP”), a Delaware limited liability company, to act as general partner of Parent. The governing documents relating to Parent and Holdco GP generally provide that all management decisions of Parent and Holdco GP are subject to the terms of the IIA. The foregoing summary of the Limited Partnership Agreement of Parent and the Limited Liability Company Agreement of Holdco GP does not purport to be complete and is qualified in its entirety by reference to the Limited Partnership Agreement of Parent and the Limited Liability Company Agreement of Holdco GP each of which is referenced herein as Exhibits 7.14 and 7.15, respectively, and are incorporated by reference into this Item 4.

In a Limited Guarantee, dated December 17, 2007 (the “Limited Guarantee”), each of the Macquarie Entities, GS Direct and the Reporting Persons unconditionally and irrevocably agreed, subject to certain conditions as set forth therein, to guarantee a portion of a termination fee owed by Parent, if and when due pursuant to Section 7.2(b) of the Merger Agreement, subject to certain caps. This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to Limited Guarantee, which is referenced herein as Exhibit 7.16 and incorporated by referenced in its entirety into this Item 4.

The purpose of the Transactions is to acquire all of the outstanding Common Stock. If the Transactions are consummated, the Common Stock will be delisted from the NASDAQ Global Market, and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by the Sponsors, the Rollover Shareholders and any other members of the Issuer’s management who determine to invest in the Transactions after the date hereof.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Initial Statement is amended and restated in its entirety as follows:

(a) and (b) As of December 18, 2007, the Reporting Persons may be deemed to beneficially own 7,404,966 shares of Common Stock, including options to acquire 7,603 shares of Common Stock within 60 days of December 18, 2007. Such 7,404,966 shares of Common Stock constitute approximately 52.3 % of the sum of the outstanding shares of Common Stock, based on the Reported Shares Outstanding, and the aforementioned options currently exercisable or exercisable by the Reporting Persons within 60 days of December 18, 2007.

Lonnie C. Poole, Jr. has direct beneficial ownership of 3,455,408 shares of Common Stock, which represents approximately 24.4 % of the sum of the Reported Shares Outstanding and the options hereafter referenced. The aggregate number set forth above includes: (i) 1,539,468 shares of Common Stock held directly by him; (ii) options to purchase 2,461 shares of Common Stock, currently exercisable or exercisable within 60 days of December 18, 2007; (iii) 1,741,729 shares of Common Stock held by the Grantor Trust, deemed to be beneficially owned by him pursuant to Rule 13d-3(d)(1)(i); and (iv) 61,320 shares of Common Stock held by Blue Marlin Investments, L.P., a limited partnership in which he and his wife, Carol Poole are general partners with shared investment power. Information furnished in Item 2 of this Amendment, relating to Carol Poole, is incorporated herein by reference.

Lonnie C. Poole, III has direct beneficial ownership of 2,511,015 shares of Common Stock, which represents approximately 17.7 % of the sum of the Reported Shares Outstanding and the options hereafter referenced. The aggregate number set forth above includes: (i) 767,226 shares of Common Stock held directly by him; (ii) options to purchase 2,060 shares of Common Stock, currently exercisable or exercisable within 60 days of December 18, 2007; and (iii) 1,741,729 shares of Common Stock held by the Grantor Trust, a trust in which he is a trustee, sharing investment power with Scott J. Poole.

Scott J. Poole has direct beneficial ownership of 2,850,855 shares of Common Stock, which represents approximately 20.1 % of the Reported Shares Outstanding. The aggregate number set forth above includes: (i) 676,280 shares of Common Stock held directly by him; (ii) 25,736 shares of Common Stock held by the Tailwalker Trust, a trust in which he is the sole trustee; (iii) 407,110 shares of Common Stock held by the Non-GST Trust, a trust in which he is the sole trustee; and (iv) 1,741,729 shares of Common Stock held by the Grantor Trust, a trust in which he is a trustee, sharing investment power with Lonnie C. Poole, III.

Jim W. Perry has direct beneficial ownership of 1,371,146 shares of Common Stock, which represents approximately 9.7 % of the sum of the Reported Shares Outstanding and the options hereafter referenced. The aggregate number set forth above includes: (i) 1,318,064 shares of Common Stock held directly by him; (ii) options to purchase 3,082 shares of Common Stock, currently exercisable or exercisable within 60 days of December 18, 2007; and (iii) 50,000 shares of Common Stock held by the Perry Trust, a trust in which his spouse is the sole trustee.

The Tailwalker Trust has direct beneficial ownership of 25,736 shares of Common Stock, which represents approximately 0.2 % of the Reported Shares Outstanding.

The Non-GST Trust has direct beneficial ownership of 407,100 shares of Common Stock, which represents approximately 2.9 % of the Reported Shares Outstanding.

The Grantor Trust has direct beneficial ownership of 1,741,724 shares of Common Stock, which represents approximately 12.3 % of the Reported Shares Outstanding.

The Damas Trust has direct beneficial ownership of 700,000 shares of Common Stock, which represents approximately 4.9 % of the Reported Shares Outstanding.

The Perry Trust has direct beneficial ownership of 50,000 shares of Common Stock, which represents approximately 0.4 % of the Reported Shares Outstanding.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with, among others, the Sponsors. The Reporting Persons do not have affirmative information about any shares that may be beneficially owned by such other persons, other than the 33,323 shares of Common Stock reported as beneficially owned by the Sponsors in the Sponsors’ Schedule 13D/A, filed with the Securities and Exchange Commission on December 20, 2007. Each Reporting Person hereby disclaims membership in any “group” with any person other than the Reporting Persons, and disclaims beneficial ownership of any shares of Common Stock that may be beneficially owned by, among others, the Sponsors.

(c) In the past 60 days, Jim W. Perry exercised options to acquire (i) 1,140 shares of Common Stock on November 12, 2007 at an exercise price of $11.792 per share and (ii) 867 shares of Common Stock on November 12, 2007 at an exercise price of $15.29 per share. In the past 60 days, Lonnie C. Poole, Jr. exercised options to acquire (i) 1,119 shares of Common Stock on November 14, 2007 at an exercise price of $11.79 per share, (ii) 607 shares of Common Stock on November 14, 2007 at an exercise price of $15.29 per share and (iii) 736 shares of Common Stock on November 14, 2007 at an exercise price of $23.12 per share. Except for these transactions and the transfers of shares of Common Stock to the Perry Trust and the Damas Trust, described in Item 4 and incorporated herein, the Reporting Persons have not effected any other transactions in Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order at the end of that section:

EXHIBIT	DESCRIPTION
7.01	GS Direct, L.L.C. Equity Commitment Letter, dated December 17, 2007.

7.02	MIP Waste Holdings, L.P. Equity Commitment Letter, dated December 17, 2007.

7.03	Lonnie C. Poole, Jr. Rollover Equity Commitment Letter, dated December 17, 2007.

7.04	Lonnie C. Poole, III Rollover Equity Commitment Letter, dated December 17, 2007.

7.05	Scott J. Poole Rollover Equity Commitment Letter, dated December 17, 2007.

7.06	Jim W. Perry Rollover Equity Commitment Letter, dated December 17, 2007.

7.07	Lonnie C. Poole, Jr. Grantor Trust Rollover Equity Commitment Letter, dated December 17, 2007.

7.08	Tailwalker Non-GST Trust Rollover Equity Commitment Letter, dated December 17, 2007.

7.09	Tailwalker Trust Rollover Equity Commitment Letter, dated December 17, 2007.

7.10	Amendment to the Debt Commitment Letter, dated December 17, 2007.

7.11	Joinder Agreement made and entered into by the Perry 2007 Irrevocable Trust U/A/D December 13, 2007 and the Damas II Charitable Remainder Unitrust U/A/D 12/13/07, dated December 17, 2007

7.12	Agreement and Plan of Merger, dated December 17, 2007 by and among Waste Industries USA, Inc., Marlin HoldCo LLC, and Marlin MergeCo, Inc.

7.13	Interim Investors Agreement, dated December 17, 2007.

7.14	Agreement of Limited Partnership of Marlin HoldCo LP, dated December 17, 2007.

7.15	Limited Liability Company Agreement of Marlin HoldCo GP, LLC, dated December 17, 2007.

7.16	Limited Guarantee, dated December 17, 2007.

7.17	Joint Filing Agreement by and among the Reporting Persons, dated as of December 17, 2007.

With the exception of exhibit 7.17, all of the above exhibits are incorporated herein by reference to the exhibits to the Schedule 13D/A filed by The Goldman Sachs Group, Inc. and others with respect to the Issuer on December 20, 2007.

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Schedule 13D/A with respect to such person is true, complete and correct.

Dated: December 20, 2007

/s/ LONNIE C. POOLE, JR.
LONNIE C. POOLE, JR.

/s/ LONNIE C. POOLE, III
LONNIE C. POOLE, III

/s/ JIM W. PERRY
JIM W. PERRY

/s/ SCOTT J. POOLE
SCOTT J. POOLE

LONNIE C. POOLE, III IRREVOCABLE
TRUST (TAILWALKER TRUST)

By:	/s/ Scott J. Poole
Name:	Scott J. Poole
Title:	Trustee

LONNIE C. POOLE, III IRREVOCABLE
TRUST (TAILWALKER NON-GST TRUST)

By:	/s/ Scott J. Poole
Name:	Scott J. Poole
Title:	Trustee

LONNIE C. POOLE, JR. GRANTOR TRUST
DATED MAY 1, 1995

By:	/s/ Lonnie C. Poole, III
Name:	Lonnie C. Poole, III
Title:	Trustee

By:	/s/ Scott J. Poole
Name:	Scott J. Poole
Title:	Trustee

DAMAS II CHARITABLE REMAINDER UNITRUST U/A/D 12/13/07

By:	/s/ Robert Hall
Name:	Robert Hall
Title:	Trustee

PERRY 2007 IRREVOCABLE TRUST U/A/D DECEMBER 13, 2007

By:	/s/ Rebecca Elliott Perry
Name:	Rebecca Elliott Perry
Title:	Trustee